NEWS RELEASE

David Ottewell Appointed Vice President and Chief Financial Officer of NOVAGOLD

>	An Accomplished Gold-Industry Financial Officer with a Proven Track Record of Success

>	NOVAGOLD’s Executive Team is Strengthened as Donlin Gold Advances through Permitting, a Construction Decision and Beyond

September 19, 2012 — Vancouver, British Columbia — NOVAGOLD RESOURCES INC. (TSX, NYSE-MKT: NG) (“NOVAGOLD” or “the Company”) is pleased to announce the appointment of David Ottewell to the position of Vice President and Chief Financial Officer, effective November 13, 2012. In this senior role, Mr. Ottewell will be responsible for all aspects of NOVAGOLD’s financial management as the Company advances permitting and financial optimization of its 50%-owned Donlin Gold Project (“Donlin Gold” or the “Project”) in Alaska. The Project is owned equally by wholly-owned subsidiaries of NOVAGOLD and Barrick Gold Corporation (“Barrick Gold”).

Mr. Ottewell is a highly accomplished financial executive with over 25 years of mining industry experience. He currently serves as Vice President and Controller for Newmont Mining Corporation (“Newmont”), one of the world's largest gold producers. During his tenure with Newmont, Mr. Ottewell led the global accounting functions, ensuring consistent delivery and quality control in external reporting to shareholders and regulators in the U.S. and Canada. Notably, having held the position of a mine site Controller during his career, Mr. Ottewell not only has a wide frame of reference in corporate financial matters, but also has tremendous experience and understanding of the mining industry from the ground up.

Prior to joining Newmont in 2005, Mr. Ottewell had a 16-year career with Echo Bay Mines Ltd., a prominent precious metals mining company with multiple operations in the Americas. He started his accounting career at Ernst and Whinney, a major accounting firm. Mr. Ottewell holds a Bachelor of Commerce degree from the University of Alberta and is a member of the Canadian Institute of Chartered Accountants.

With the appointment of Mr. Ottewell, Elaine Sanders, NOVAGOLD’s current Vice President and Chief Financial Officer, will be transitioning full-time as Chief Financial Officer for NovaCopper Inc. (“NovaCopper”), a base-metals exploration company focused on exploring and developing Alaska’s prolific Ambler mining district, one of the richest and most-prospective known copper districts in the world. NovaCopper is a separate and independent company, formed as a result of NOVAGOLD’S re-organization which was completed in May 2012. At NOVAGOLD, Ms. Sanders held progressively responsible positions since joining as Controller in March 2003. She was promoted to Vice President Finance in 2006, appointed Corporate Secretary in 2008, and has been the Vice President and Chief Financial Officer since February 2011.

“David Ottewell has extensive and diverse experience in all facets of the financial management of a precious metals company, from mine operations to executive corporate financial management of one of the world’s premier gold producers,” said Gregory Lang, NOVAGOLD’s President and Chief Executive Officer. “David exemplifies the high level of professionalism and financial integrity we have sought to advance the development of Donlin Gold, a uniquely attractive North American asset which, when in production, is projected to emerge as the world’s largest single gold producing mine. With David’s appointment, NOVAGOLD will not only have brought on an excellent professional with a track record of success but will have completed the assembly of a seasoned senior management team of industry leaders with proven skills to move Donlin Gold up the value chain through permitting, a construction decision and beyond.”

“During her nine-year tenure, Elaine has made significant contributions to NOVAGOLD,” added Mr. Lang. “We thank her for her successful financial leadership as the Company transitioned from an explorer to a developer of major mining projects in the U.S. and Canada. We all look forward to Elaine’s continued contribution to NovaCopper as it carries out its highly successful and exciting exploration program at the Upper Kobuk Mineral Projects in Alaska.”

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About NOVAGOLD

NOVAGOLD is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. The Company’s flagship asset is its 50%-owned Donlin Gold project in Alaska, one of the safest jurisdictions in the world. With approximately 39 million ounces of gold in the Measured and Indicated resource categories (541 million tonnes at an average grade of approximately 2.2 grams per tonne), Donlin Gold is regarded to be one of the largest, and most prospective known gold deposits in the world. According to the Updated Feasibility Study, once in production, Donlin Gold should average approximately 1.5 million ounces of gold per year for the first five years, followed by decades of more than one million ounces per year. The Donlin Gold project has substantial exploration potential beyond the designed footprint which currently covers only three kilometers of an approximately eight-kilometer strike length of the property. Permitting is underway for the Donlin Gold project, a clearly defined process expected to take 3-4 years. NOVAGOLD also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 Pre-Feasibility Study, Galore Creek is expected to be the largest copper mine in Canada, a tier-one jurisdiction, when it is put into production. NOVAGOLD is currently evaluating opportunities to sell all or a portion of its interest in Galore Creek and will apply the proceeds toward the development of Donlin Gold. NOVAGOLD has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

Scientific and Technical Information

Scientific and technical information contained herein with respect to Donlin Gold is derived from the “Donlin Creek Gold Project Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” compiled by AMEC. Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the independent technical report, each of whom are independent “qualified persons” as defined by NI 43-101.

NOVAGOLD Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the timing of permitting and potential development of the Project, statements relating to NOVAGOLD’s future operating and financial performance, outlook, and the potential sale of all or part of NOVAGOLD’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NOVAGOLD’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and

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availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NOVAGOLD’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NOVAGOLD’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NOVAGOLD reports and documents filed with applicable securities regulatory authorities from time to time. NOVAGOLD’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NOVAGOLD assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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